Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

 MINEFINDERS DISCOVERS NEW MINERALIZED ZONE AT THE DOLORES MINE

VANCOUVER, BRITISH COLUMBIA – August 19, 2010 - Minefinders Corporation Ltd. is pleased to report the discovery of the North Dome deposit, a new zone of mineralization located on the east flank of the North Dome intrusive approximately 250 to 400 meters northeast of the north end of the main Dolores deposit.

“The initial drill results are encouraging and demonstrate the presence of a well mineralized area extending over 600 meters of strike length” said Mark Bailey, President and CEO. “Furthermore, vertical zonation patterns are consistent with those seen in the Central Dome portion of the Dolores deposit, suggesting potential for higher-grade gold and silver mineralization at depth.”

Drill intercepts in the North Dome deposit include wide intervals of disseminated and stockwork mineralization ranging from 25 to 80 meters in length with average gold equivalent (“Aueq”) grades of 0.8 to 1.2 grams per tonne (“gpt”). Aueq estimates are based on a silver to gold ratio of 60 to 1.  Narrower, structurally controlled, high-grade intercepts include intervals ranging from 3 to 10 gpt Aueq over 1.5 meters. The mineralization is offset from but along the same northwest-striking structural zone that controls mineralization of the East Dike deposit to the southeast (see news release dated February 27, 2008). A core drilling campaign will be initiated during the quarter to test the deeper potential of the North Dome target.

Further drilling and geologic assessment of the new North Dome target area is required to upgrade the mineralization into reportable resource categories. The East Dike deposit also requires further resource analysis and economic evaluation. Together, the North Dome and the East Dike represent nearly a kilometer of mineralized strike length that has not been included in any reserve or economic analysis to date. Additional core exploration drilling in progress at the Dolores mine is also investigating mineralization on the south end of the Dolores reserve to further evaluate resource and reserve potential in terms of pit expansion to the south and underground mining at deeper levels.

A compilation of the recent significant intercepts from the North Dome target area is provided in Table 1 below:

Table 1

DH No.	Section (m)	Intercept (m)	Width in m1	Width in ft1	Au gpt	Ag gpt	Aueq2 gpt
R-370	1425	61.0-62.5	1.5	5	2.69	152.7	5.24

R-372	1475	25.9-44.2	27.4	65.70		23.1	1.08
		Includes: 30.5-33.5	3.0	10	2.70	101.1	4.38
		and 80.8-82.3	1.5	5	4.58	315.5	9.84

R-373	1600	53.3-56.4	3.1	10.67		51.35	1.52
		and 71.6-97.5	25.9	85.37		50.8	1.22
		Including 77.7-82.3	4.6	15	1.24	130.0	3.41

R-375	1675	47.2-85.3	38.1	125.56		30.1	1.07
		Includes: 67.1-71.7	4.6	15	1.32	118.1	3.29

R-376	1725	39.6-112.8	73.2	240.56		16.1	.83

R-377	1725	39.6-74.7	35.1	115.44		11.2	.63

R-379	1825	41.1-47.2	6.1	20	1.45	15.3	1.70
		and: 59.4-71.6	12.2	40.30		12.4	.51

R-381	1400	70.1-105.2	35.1	115.29		45.9	1.05
		and: 114.3-121.9	7.6	25.29		45.22	1.05

R-382	1400	24.4-105.2	80.8	265.28		32.0	.81
		Includes: 93.0-103.6	10.6	35.65		117.8	2.56
		and: 134.1-147.8	13.7	45.24		66.3	1.34
		Includes: 138.7-143.3	4.6	15.45		128.4	2.59

R-383	1400	108.2-152.4	44.2	145.50		39.2	1.16
		Includes: 118.9-123.4	4.5	15	1.38	163.0	4.10

R-392	1625	1.5-24.4	22.9	75.36		23.3	.75
		Includes 9.1-12.2	3.1	10	1.60	112.1	3.47

R-393	1650	41.1-57.9	16.8	55.47		12.6	.68

R-395	1675	96.0-105.2	9.2	30.52		12.1	.72

R-399	1325	50.3-88.4	38.1	125.27		15.3	.53
		Includes: 61.0-64.0	3.0	10	1.96	48.4	2.77

1 intercept width is not a true width
2 reported Aueq grades are based on a 60:1 silver to gold ratio

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of reverse circulation cuttings all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:
Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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